                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        RULE 13E-3 TRANSACTION STATEMENT
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                                (Amendment No. 1)

                         REAL ESTATE INCOME PARTNERS III
                                (Name of Issuer)

                         REAL ESTATE INCOME PARTNERS III
                          BIRTCHER/LIQUIDITY PROPERTIES
                       (Name of Persons Filing Statement)

                            LIMITED PARTNER INTERESTS
                         (Title of Class of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)

                               ROBERT M. ANDERSON
                           BIRTCHER/LIQUIDITY PROPERTIES
                                27611 LA PAZ ROAD
                         LAGUNA NIGEL, CALIFORNIA 92656
                                 (949) 643-7755
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement)

                                    Copy to:
                               DALE E. SHORT, ESQ.
                      TROY & GOULD PROFESSIONAL CORPORATION
                             1801 CENTURY PARK EAST
                                   16TH FLOOR
                          LOS ANGELES, CALIFORNIA 90067
                                 (310) 553-4441

This statement is filed in connection with (check the appropriate box):

a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c.   [ ] A tender offer.

d.   [X] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

                            CALCULATION OF FILING FEE

================================================================================
       TRANSACTION VALUATION/(1)/               AMOUNT OF FILING FEE/(2)(3)/
--------------------------------------------------------------------------------
              $2,743,531                                  $549
================================================================================

(1) Based upon the payment and distribution of all of the remaining funds of the issuer, plus a nominal $1.00 payment to each limited partner, assuming all limited partners accept the offer to settle described herein.

(2) The amount of the filing fee equals 1/50 of 1% of the value of the securities to be acquired.

(3)  Previously paid.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                                 SCHEDULE 13E-3

                                  INTRODUCTION

         This Amendment No. 1 to Rule 13e-3 Transaction Statement (this "Amendment") relates to the offer by Real Estate Income Partners III, a Delaware limited partnership (the "Partnership"), to pay and distribute to each limited partner and other holder of limited partner interests in the Partnership (collectively, the "Limited Partners") their full ratable share of the remaining funds held by the Partnership in return for the Limited Partners' agreement to settle purported class action and derivative lawsuits pending against the Partnership, Birtcher/Liquidity Properties, a California partnership, the Partnership's general partner (the "General Partner"), and other named defendants. As part of the Partnership's offer, the General Partner will pay each Limited Partner who accepts the offer the nominal amount of $1.00 in exchange for an assignment of the Limited Partner's residual interest in the Partnership representing the right of the Limited Partner to participate in any future settlement amount or award to the plaintiff in the pending lawsuits or any similar lawsuits.

         The terms of the Partnership's offer are described in the Notice of Offer to Settle Class and Derivative Actions, the related Settlement Agreement and Release and the related transmittal letter and Going Private Statement, dated December 4, 2001, as supplemented by the Supplement thereto, dated January 16, 2002. A copy of the Supplement is attached as Exhibit (a)(3)(D) to this Amendment, and incorporated herein by reference. The Partnership's Rule 13e-3 Transaction Statement is hereby amended as set forth in this Amendment.



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

                                 SCHEDULE 13E-3


ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

        Item 7 is hereby amended to add the following:

         (d) Reference is made to the discussion in the Supplement under the caption "CERTAIN EFFECTS OF THE OFFER TO SETTLE," which discussion is incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION.

         Item 8 is hereby amended to add the following:

         (a) - (b) Reference is made to the discussion in the Supplement under the caption "FAIRNESS CONSIDERATIONS," which discussion is incorporated herein by reference.

ITEM 15. ADDITIONAL INFORMATION.

         (b) Reference is hereby made to the Supplement, a copy of which is attached hereto as Exhibit (a)(3)(D) and incorporated herein in its entirety by reference.

ITEM 16. EXHIBITS.

         Item 16 is amended to add the following:

         (a)(3)(D) Supplement, dated January 16, 2002, to Going Private Statement, dated December 4, 2001.



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

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: January 18, 2002  REAL ESTATE INCOME PARTNERS III,
                        LIMITED PARTNERSHIP

                        By: BIRTCHER/LIQUIDITY PROPERTIES,
                            a California general partnership
                            General Partner

                            By: BIRTCHER INVESTORS,
                                a California limited partnership
                                General Partner of Birtcher/Liquidity Properties

                                By: BIRTCHER INVESTMENTS,
                                    a California general partnership
                                    General Partner of Birtcher Investors

                                    By: BIRTCHER LIMITED,
                                        a California limited partnership
                                        General Partner of Birtcher Investments

                                            By: BREICORP,
                                                a California corporation
                                                formerly known as Birtcher
                                                Real Estate Inc., General
                                                Partner of Birtcher Limited

                                                By: /s/ Robert M. Anderson
                                                    --------------------------
                                                        Robert M. Anderson
                                                        Executive Director


                            By: LF SPECIAL FUND I, L.P.,
                                a California limited partnership
                                General Partner of Birtcher/Liquidity
                                Properties

                                By: LIQUIDITY FUND ASSET MANAGEMENT, INC.,
                                    a California corporation
                                    General Partner of LF Special Fund I, L.P.


                                    By: /s/ Brent R. Donaldson
                                        -------------------------------------
                                        Brent R. Donaldson
                                        President
                                        Liquidity Fund Asset Management, Inc.

                        BIRTCHER/LIQUIDITY PROPERTIES,
                            a California general partnership
                            General Partner

                            By: BIRTCHER INVESTORS,
                                a California limited partnership
                                General Partner of Birtcher/Liquidity Properties

                                By: BIRTCHER INVESTMENTS,
                                    a California general partnership
                                    General Partner of Birtcher Investors

                                    By: BIRCHER LIMITED
                                        a California limited partnership
                                        General Partner of Birtcher Investors

                                        By: BREICORP,
                                            a California corporation
                                            formerly known as Birtcher Real
                                            Estate Inc.,
                                            General Partner of Birtcher Limited

                                            By: /s/ Robert M. Anderson
                                                -------------------------------
                                                    Robert M. Anderson
                                                    Executive Director


                            By: LF SPECIAL FUND I, L.P.,
                                a California limited partnership
                                General Partner of Birtcher/Liquidity Properties

                                By: LIQUIDITY FUND ASSET MANAGEMENT, INC.,
                                    a California corporation
                                    General Partner of LF Special
                                    Fund I, L.P.


                                         By: /s/ Brent R. Donaldson
                                             -----------------------------------
                                             Brent R. Donaldson
                                             President

                                  EXHIBIT INDEX

Exhibit Number       Description
--------------       -----------
  (a)(3)(D)          Supplement, dated January 16, 2002, to Going
                     Private Statement, dated December 4, 2001.





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